EXHIBIT 12

BAY VIEW CAPITAL CORPORATION
COMPUTATION OF RATIOS OF EARNINGS (LOSS) TO FIXED CHARGES

	Year Ended
	12/31/2001	12/31/2000
Earnings:
Loss before income tax benefit	(187,036)	(382,007)
Add:
Interest on advances and other borrowings	54,535	127,139
Interest component of rental expense	2,146	2,497

Loss before fixed charges excluding interest on customer deposits	(130,355)	(252,371)
Interest on customer deposits	135,736	176,602

Earnings (loss) before fixed charges	5,381	(75,769)

Fixed Charges:
Interest on advances and other borrowings	54,535	127,139
Interest component of rental expense	2,146	2,497

Fixed charges excluding interest on customer deposits	56,681	129,636
Interest on customer deposits	135,736	176,602

Total fixed charges	192,417	306,238

Ratio of earnings (loss) to fixed charges including interest on customer deposits	0.03	(0.25)
Ratio of loss to fixed charges excluding interest on customer deposits	(2.30)	(1.95)